                           SECURITY AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                      FORM 11-K



[x] Annual Report Pursuant To Section 15(D) of The Securities Exchange Act of
    1934 (Fee Required)

    For the fiscal year ended                 December 31, 1998
                               -------------------------------------------------


                                          OR

[ ] Transition Report Pursuant To Section 15(D) of The Securities Exchange Act of 1934 (No Fee Required)

    For the transition period from __________________ to ______________________


    COMMISSION FILE NUMBER ______________

    A. Full title of the plan and address of the plan, if different from that of the issuer named below:

         INTERNATIONAL RECTIFIER CORPORATION RETIREMENT SAVINGS PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         INTERNATIONAL RECTIFIER CORPORATION
                                  233 KANSAS STREET
                            EL SEGUNDO, CALIFORNIA  90245

                                      SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



             INTERNATIONAL RECTIFIER CORPORATION RETIREMENT SAVINGS PLAN



                                       /s/ Michael P. McGee
                                       --------------------
                                       Michael P. McGee
                                       Member of Administrative Committee

INTERNATIONAL RECTIFIER CORPORATION
RETIREMENT SAVINGS PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                                                             Page
                                                                                                            ------
Report Of Independent Public Accountants                                                                       1

Statement Of Net Assets Available For Benefits With Fund Information
As Of December 31, 1998                                                                                        2

Statement Of Net Assets Available For Benefits With Fund Information
As Of December 31, 1997                                                                                        3

Statement Of Changes In Net Assets Available For Benefits With Fund Information
For The Year Ended December 31, 1998                                                                           4

Statement Of Changes In Net Assets Available For Benefits With Fund Information
For The Year Ended December 31, 1997                                                                           5

Notes To Financial Statements                                                                                  6-11

Supplemental Schedules:

     Line 27a - Schedule Of Assets Held For Investment Purposes
       As Of December 31, 1998                                                                                12

     Line 27d - Schedule Of Reportable Transactions
       For The Year Ended December 31, 1998                                                                   13


Exhibit

23.1   Consent of Independent Accountants



                        REPORT OF INDEPENDENT ACCOUNTANTS


To The Plan Administrator
International Rectifier Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of International Rectifier Corporation Retirement Savings Plan (the "Plan") at
December 31, 1998 and 1997, and the changes in net assets available for benefits for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Line 27a --
Schedule of Assets Held for Investment Purposes and Line 27d -- Schedule of
Reportable Transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers L.L.P.

Newport Beach, California

June 28 1999



                                       1



INTERNATIONAL RECTIFIER CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR
BENEFITS WITH FUND INFORMATION

AS OF DECEMBER 31, 1998

--------------------------------------------

                                                                 Fund Information
---------------------------------------------------------------------------------------------------------------------------
                                                                    Fidelity
                                                                     Growth         Fidelity       Fidelity     Fidelity
                                 Interest-Bearing     IR Stock       Company      Intermediate       Value     Low-Priced
                                      Cash Fund      Unit Fund        Fund         Bond Fund          Fund     Stock Fund
                                 ----------------   -----------    ------------   --------------   ----------  ----------
Investments at fair value                    -       $5,031,146    $10,495,138       $3,714,732    $8,795,239   $842,790
                                      --------       ----------    -----------       ----------    ----------   --------
       Total investments                     -        5,031,146     10,495,138        3,714,732     8,795,239    842,790
                                      --------       ----------    -----------       ----------    ----------   --------
Receivables:
   Employee contributions             $ 92,665                -              -                -             -          -
   Employer contributions               88,335                -              -                -             -          -
                                      --------       ----------    -----------       ----------    ----------   --------
       Total receivables               181,000                -              -                -             -          -
                                      --------       ----------    -----------       ----------    ----------  ---------
       Net assets available
          for benefits                $181,000       $5,031,146    $10,495,138       $3,714,732   $8,795,239    $842,790
                                      --------       ----------    -----------       ----------   ----------     ---------
                                      --------       ----------    -----------       ----------   ----------    ---------



                                                                          Fund Information
-----------------------------------------------------------------------------------------------------------------------------
                                                      Fidelity
                                     Fidelity        Retirement                      Fidelity
                                   Diversified       Government       Managed           U.S.
                                   International    Money Market      Income          Equity       Participant
                                       Fund          Portfolio      Portfolio       Index Fund     Loan Fund         Total
                                   -------------   -------------    ----------     -----------    ------------    -----------
Investments at fair value            $567,758       $5,011,944       $4,566,597     $2,788,369     $2,600,858     $44,414,571
                                     --------       ----------       ----------     ----------     ----------     -----------
       Total investments              567,758        5,011,944        4,566,597      2,788,369      2,600,858      44,414,571
                                     --------       ----------       ----------     ----------     ----------     -----------
Receivables:
   Employee contributions                   -                -                -              -              -          92,665
   Employer contributions                   -                -                -              -              -          88,335
                                     --------       ----------       ----------     ----------     ----------     -----------
       Total receivables                    -                -                -              -              -         181,000
                                     --------       ----------       ----------     ----------     ----------     -----------
       Net assets available
         for benefits                $567,758       $5,011,944       $4,566,597     $2,788,369     $2,600,858     $44,595,571
                                     --------       ----------       ----------     ----------     ----------     -----------
                                     --------       ----------       ----------     ----------     ----------     -----------

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RECTIFIER CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR
BENEFITS WITH FUND INFORMATION

AS OF DECEMBER 31, 1997

--------------------------------------------

                                                                 Fund Information
---------------------------------------------------------------------------------------------------------------------------
                                                                    Fidelity
                                                                     Growth         Fidelity       Fidelity     Fidelity
                                 Interest-Bearing     IR Stock      Company       Intermediate      Value      Low-Priced
                                     Cash Fund       Unit Fund        Fund         Bond Fund         Fund      Stock Fund
                                 ----------------   -----------    ------------   --------------   ----------  ----------
Investments at fair value                    -       $3,881,680     $7,723,237      $3,211,509     $9,746,500     $513,457
                                 -------------       ----------     ----------      ----------     ----------     --------
     Total investments                       -        3,881,680      7,723,237       3,211,509      9,746,500      513,457
                                 ----------------    ----------     ----------      ----------     ----------     --------
Receivables:
   Employer contributions             $210,969                -              -               -              -            -
   Employee contributions              209,816                -              -               -              -            -
                                 ----------------    ----------     ----------      ----------     ----------     --------
     Total receivables                 420,785                -              -               -              -            -
                                 ----------------    ----------     ----------      ----------     ----------     ---------

     Net assets available
        for benefits                  $420,785       $3,881,680     $7,723,237      $3,211,509     $9,746,500     $513,457


                                                                          Fund Information
-----------------------------------------------------------------------------------------------------------------------------
                                                      Fidelity
                                     Fidelity        Retirement                      Fidelity
                                   Diversified       Government      Managed           U.S.
                                   International    Money Market     Income           Equity       Participant
                                       Fund          Portfolio      Portfolio       Index Fund     Loan Fund         Total
                                   -------------   -------------    ----------     -----------    ------------    -----------
Investments at fair value             $325,010       $4,009,676     $4,386,183       $996,401      $2,219,460     $37,013,113
                                      --------       ----------     ----------      ----------     ----------     -----------
     Total investments                 325,010        4,009,676     $4,386,183       $996,401      $2,219,460      37,013,113
                                      --------       ----------     ----------      ----------     ----------     -----------
Receivables:
   Employer contributions                    -                -              -              -               -         210,969
   Employee contributions                    -                -              -              -               -         209,816
                                      --------       ----------     ----------      ----------     ----------     -----------
     Total receivables                                                                                                420,785
                                      --------       ----------     ----------      ----------     ----------     -----------
     Net assets available
            for benefits              $325,010       $4,009,676     $4,386,183       $996,401      $2,219,460     $37,433,898
                                      --------       ----------     ----------      ----------     ----------     -----------
                                      --------       ----------     ----------      ----------     ----------     -----------


The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RECTIFIER CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS WITH FUND
INFORMATION

AS OF DECEMBER 31, 1998

--------------------------------------------

                                                                 Fund Information
---------------------------------------------------------------------------------------------------------------------------
                                                                    Fidelity
                                                                     Growth         Fidelity        Fidelity    Fidelity
                                 Interest-Bearing     IR Stock      Company       Intermediate       Value     Low-Priced
                                     Cash Fund       Unit Fund       Fund          Bond Fund          Fund     Stock Fund
                                 ----------------   -----------    ------------   --------------   ----------  ----------
Additions:
   Contributions:
     Employee                       ($117,151)        $630,106      $1,398,916      $396,364       $1,016,945     $206,094
     Employer                        (122,634)         170,909         257,821       108,257          238,609       37,290
                                    ---------         --------      ----------      --------       -----------    --------
        Total contributions          (239,785)         801,015       1,656,737       504,621        1,255,554      243,384
                                    ---------         --------      ----------      --------       -----------    --------

   Dividend income                          -                -         724,205       212,429        1,262,138       62,981
   Interest income                          -                -               -             -                -            -
   Net appreciation
     (depreciation) in investments          -         (318,530)      1,448,889        32,343       (1,289,295)     (59,706)
   Loan Repayment                           -          148,893         228,135       102,904          274,183       39,920
                                    ---------         --------      ----------      --------       -----------    --------
        Total additions              (239,785)         631,378       4,057,966       852,297         1,502,580     286,579
                                    ---------         --------      ----------      --------       -----------    --------
Deductions:
   Benefits paid to participants            -          (92,542)       (359,407)     (115,878)         (451,313)       (721)
   Administrative fees                      -           (3,470)         (2,319)         (650)             (420)       (315)
   Loan advances                            -          (69,093)       (245,913)     (177,771)         (391,673)    (27,852)
                                    ---------         --------      ----------      --------       -----------    --------
        Total deductions                    -         (165,105)       (607,639)     (294,299)         (843,406)    (28,888)
                                    ---------         --------      ----------      --------       -----------    --------

        Net increase (decrease)
          prior to interfund
          transfers                  (239,785)          466,273      3,450,327       557,998           659,174     257,691
        Transfers                           0           683,193       (678,426)      (54,775)       (1,610,435)     71,642

Balances at December 31, 1997         420,785         3,881,680      7,723,237     3,211,509         9,746,500     513,457


Balances at December 31, 1998        $181,000        $5,031,146    $10,495,138    $3,714,732        $8,795,239    $842,790
                                     --------        ----------    -----------    ----------       -----------    --------
                                     --------        ----------    -----------    ----------       -----------    --------

                                                                          Fund Information
-----------------------------------------------------------------------------------------------------------------------------
                                                      Fidelity
                                     Fidelity        Retirement                     Fidelity
                                   Diversified       Government      Managed          U.S.
                                   International    Money Market     Income          Equity       Participant
                                       Fund          Portfolio      Portfolio      Index Fund     Loan Fund         Total
                                   -------------   -------------    ----------     -----------    ------------    -----------
Additions:
   Contributions:
     Employee                         $100,867        $583,965        $433,811       $518,344                -      $5,168,261
     Employer                           22,074         187,628         117,868         60,805                -       1,078,627
                                      --------        --------        --------       --------      -------------    ----------
        Total contributions            122,941         771,593         551,679        579,149                -       6,246,888
                                      --------       ---------        --------      ---------      -------------    ----------

   Dividend income                      21,138         240,168         252,124         46,938                -       2,822,121
   Interest income                           -               -               -              -       $  177,344         177,344
   Net appreciation
     (depreciation) in investments      38,020               -               -        498,848                -         350,569
   Loan repayments                      36,475         167,903         134,105         28,625       (1,161,143)              -
                                      --------       ---------        --------      ---------      -------------    ----------
        Total additions                218,574       1,179,664         937,908      1,153,560         (983,799)      9,596,922
                                      --------       ---------        --------      ---------      -------------    ----------
Deductions:
   Benefits paid to participants        (3,025)       (366,807)       (449,264)      (501,017)         (87,296)     (2,427,270)
   Administrative fees                     (50)           (345)           (360)           (50)               -          (7,979)
   Loan advances                        (4,691)       (275,370)       (205,297)       (54,833)       1,452,493               -
                                      --------        --------        --------       --------      -------------    ----------
        Total deductions                (7,766)       (642,522)       (654,921)      (555,900)       1,365,197      (2,435,249)
                                      --------       ---------        --------      ---------      -------------    ----------
        Net increase (decrease)
          prior to interfund
          transfers                    210,808         537,142         282,987        597,660          381,398       7,161,673
        Transfers                       31,940         465,126        (102,573)     1,194,308                -               -

Balances at December 31, 1997          325,010       4,009,676       4,386,183        996,401        2,219,460      37,433,898
                                      --------      ----------      ----------     ----------      -------------   -----------
Balances at December 31, 1998         $567,758      $5,011,944      $4,566,597     $2,788,369       $2,600,858     $44,595,571
                                      --------      ----------      ----------     ----------      -------------   -----------
                                      --------      ----------      ----------     ----------      -------------   -----------


The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RECTIFIER CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS WITH FUND
INFORMATION

AS OF DECEMBER 31, 1997

--------------------------------------------


                                                                  FDIC      Stable
                                         Cash       Pooled        Value  Intermediate    Value
                                        Clearing    Savings      Income      Term       Momentum     Growth      Company
                                         Fund        Fund         Fund     Bond Fund   Equity Fund Equity Fund  Stock Fund
                                         ----        ----         ----     ---------   ----------- -----------  ----------
Additions:
   Contributions:                          -           -           -           -           -           -           -
      Employer                             -           -           -           -           -           -           -
      Employee                             -           -           -           -           -           -           -
                                       --------    --------    --------    --------    --------    --------    --------

         Total contributions               -           -           -           -           -           -           -
                                       --------    --------    --------    --------    --------    --------    --------

   Dividend income                         -           -           -           -           -           -           -
   Interest income                         -         $10         $40         $69          $9         $43          $4
   Net appreciation (depreciation) in
      investments                          -           -           -           -           -           -           -
   Loan repayments                         -           -           -           -           -           -           -
                                       --------    --------    --------    --------    --------    --------    --------
         Total additions                   -         $10         $40         $69          $9         $43          $4
                                       --------    --------    --------    --------    --------    --------    --------
Deductions:
   Benefits paid to participants           -           -           -           -           -           -           -
   Administrative fee                      -           -           -           -           -           -           -
   Loan advances                           -           -           -           -           -           -           -
                                       --------    --------    --------    --------    --------    --------    --------

         Total deductions                  -           -           -           -           -           -           -
                                       --------    --------    --------    --------    --------    --------    --------
         Net increase
          (decrease) prior
          to interfund
          transfers                        -          10          40          69           9          43           4

Transfers                             ($421,676) (3,904,480) (3,900,676) (2,827,354) (7,404,436) (5,622,606) (3,697,420)

Balances at December 31, 1996           421,676   3,904,470   3,900,636   2,827,285   7,404,427   5,622,563   3,697,416

Balances at December 31, 1997             $-          $-          $-          $-          $-          $-          $-
                                       --------    --------    --------    --------    --------    --------    --------
                                       --------    --------    --------    --------    --------    --------    --------


                                   Interest-                         Fidelity        Fidelity                             Fidelity
                                    Bearing                           Growth       Intermediate           Fidelity       Low-Priced
                                     Cash         IR Stock           Company           Bond                Value            Stock
                                     Fund         Unit Fund           Fund             Fund                 Fund            Fund
                                     ----         ---------           ----              ----                ----            ----
Additions:
   Contributions:
      Employer                  ($18,092)         $189,587           $278,692          $124,506           $271,617            $8,107
      Employee                    17,201           660,963          1,268,292           450,769          1,138,903            86,929
                               ---------         ---------          ---------         ---------          ---------         ---------

         Total contributions        (891)          850,550          1,546,984           575,275          1,410,520            95,036
                               ---------         ---------          ---------         ---------          ---------         ---------

   Dividend income                    -              -                733,904           194,677          1,334,693            30,925
   Interest income                    -                199                 10                 7                 12           -
   Net appreciation
    (depreciation) in
    investments                       -           (795,198)           490,145            40,126            389,287            30,085
   Loan repayments                    -            114,269            151,776            83,963            183,318            10,233
                               ---------         ---------          ---------         ---------          ---------         ---------

         Total additions           (891)           169,820          2,922,819           894,048          3,317,830           166,279
                               ---------         ---------          ---------         ---------          ---------         ---------

Deductions:
   Benefits paid to
    participants                      -           (175,034)          (285,998)         (134,058)          (300,507)          (8,089)
   Administrative fee                 -             (3,815)            (1,968)             (563)              (473)            (610)
   Loan advances                      -           (118,819)          (207,438)         (131,748)          (330,456)          (7,027)
                               ---------         ---------          ---------         ---------          ---------         ---------
         Total deductions             -           (297,668)          (495,404)         (266,369)          (631,436)         (15,726)
                               ---------         ---------          ---------         ---------          ---------         ---------

         Net increase
            (decrease) prior
             to interfund
             transfers              (891)         (127,848)          2,427,415           627,679          2,686,394         150,553

Transfers                        421,676         4,009,528           5,295,822         2,583,830          7,060,106         362,904

Balances at December 31, 1996         -                 -                   -                 -                 -               -

Balances at December 31, 1997    $420,785        $3,881,680         $7,723,237        $3,211,509         $9,746,500        $513,457

                                                            Fidelity
                                                           Retirement                      Fidelity
                                             Fidelity      Government                        U.S.
                                           Diversified       Money         Managed          Equity
                                          International      Market         Income           Index        Participant
                                               Fund        Portfolio      Portfolio          Fund         Loan Fund        Total
                                               ----        ---------      ---------          ----         ---------        -----
Additions:
   Contributions:
      Employer                                 $5,008       $219,547        $144,948        $11,137         -           $1,235,057
      Employee                                 74,541        657,343         514,135        121,254         -            4,990,330
                                           ----------    ----------       ----------     ----------     ----------      ----------

         Total contributions                   79,549        876,890         659,083        132,391         -            6,225,387
                                           ----------    ----------       ----------     ----------     ----------      ----------

   Dividend income                             11,402        210,449         246,907         15,541         -            2,778,498
   Interest income                                 -           9,188          15,848             -        $149,665         175,104
   Net appreciation (depreciation) in
      investments                               2,604            101            (24)        114,485         -              271,611
   Loan repayments                             11,166        123,758         133,935         10,791       (823,209)           -
                                           ----------    ----------       ----------     ----------     ----------      ----------

         Total additions                      104,721      1,220,386       1,055,749        273,208       (673,544)      9,450,600
                                           ----------    ----------       ----------     ----------     ----------      ----------

Deductions:
   Benefits paid to participants              (3,118)      (330,359)       (167,895)        (8,709)        (61,935)     (1,475,702)
   Administrative fee                            (50)        (1,113)           (155)            -               -           (8,747)
   Loan advances                             (14,485)      (311,786)       (137,741)        (6,165)       1,265,665            -
                                           ----------    ----------       ----------     ----------     ----------      ----------

         Total deductions                    (17,653)      (643,258)       (305,791)       (14,874)       1,203,730     (1,484,449)

         Net increase
          (decrease) prior
          to interfund
          transfers                            87,068        577,128         749,958        258,334         530,186      7,966,151

Transfers                                     237,942      3,432,548       3,636,225        738,067        -              -

Balances at December 31, 1996                   -             -               -               -           1,689,274     29,467,747

Balances at December 31, 1997                $325,010     $4,009,676      $4,386,183       $996,401      $2,219,460    $37,433,898

INTERNATIONAL RECTIFIER CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------


1.       DESCRIPTION OF THE PLAN

         The following description of the International Rectifier Corporation Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         GENERAL

         International Rectifier Corporation (the "Company") established the Plan on April 1, 1988. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

         ELIGIBILITY

         Employee is eligible to participate in the Plan in the first day of the payroll period which falls immediately after the later of (i) the date which is 90 days after his or her date of hire, or (ii) the date on which he or she attains age 18.

         CONTRIBUTIONS

         Effective January 1, 1998, participants may elect to make contributions up to 15% of their pretax annual compensation, as defined in the Plan. For the Plan year ended December 31, 1997, Participants were permitted to make contributions up to 20% of their pretax annual compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes an amount equal to 150% of the first $200 of the participant's contribution, 50% of the next $1,400, and 25% of the next $800 in a Plan year. The aggregate matching contribution made by the Company shall not exceed $1,200 per participant in a Plan year. In addition to the Company's matching contribution, the Board of Directors may make annual discretionary contributions in the form of cash or Company stock. For the years ended December 31, 1998 and 1997, no discretionary matching contributions were authorized by the Board.

         VESTING

         Participants are immediately vested in their contributions and the Company's matching and discretionary contributions plus actual earnings thereon.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with (a) the participant's contribution and allocations of (b) the Company's contribution and (c) Plan earnings. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         INVESTMENT PROGRAMS

         The trustee for the Plan is Fidelity Management Trust Company. All accounts are held in trust funds and invested in accordance with the terms of the Plan and investment options elected by Plan participants. A brief description of these funds is as follows:

         FIDELITY RETIREMENT GOVERNMENT MONEY MARKET PORTFOLIO - An income fund with investments in high quality short-term money market securities for which the U.S. government or its agencies or instrumentalities guarantees timely payment of principal and interest.

         MANAGED INCOME PORTFOLIO - A stable value fund with investments in contracts offered by major insurance companies and other approved financial institutions and short-term instruments.

         FIDELITY INTERMEDIATE BOND FUND - An income fund with investments in all types of U.S. and foreign bonds, including corporate or U.S. government issues.

         FIDELITY VALUE FUND - A growth fund with investments primarily in stocks of companies that possess valuable assets or that the manager feels are undervalued.

         FIDELITY GROWTH COMPANY FUND - A growth fund with investments primarily in stocks of companies with earnings or gross sales that indicate the potential for above average growth.

         FIDELITY U.S. EQUITY INDEX FUND - A growth and income fund with investments primarily in the 500 companies that make up the S&P 500.

         FIDELITY LOW-PRICED STOCK FUND - A growth fund with investments primarily in stocks of companies the fund manager considers undervalued or out of favor with other investors and that could offer the possibility for significant growth.

         FIDELITY DIVERSIFIED INTERNATIONAL FUND - A growth fund that invests primarily in stocks of companies located outside the U.S. that are included in the Morgan Stanley Europe, Australia, Far East Index.

         IR STOCK UNIT FUND - A fund that pools the money of Plan participants to buy stock in the Company as well as a small amount of money market instruments that allow the fund to handle exchanges, withdrawals and distributions.

         INTEREST-BEARING CASH FUND - A fund that temporarily holds cash from the time an investment in one fund is liquidated and a purchase in another is settled.

         Participants can allocate their contributions and account balances to any or all of the funds (contributions must be allocated in 20% blocks). Participants may transfer their balances, or a portion thereof, from one fund to another.

         PARTICIPANT LOANS

         The Plan allows participants to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

         BENEFIT PAYMENTS

         On termination of service, a participant with an account balance greater than $5,000 may elect to receive either a lump-sum amount equal to the value of the participant's account or installments in the form of various types of annuities, as defined by the Plan. A participant with an account balance less than or equal to $5,000 must receive the value of his or her account as a lump-sum distribution. For the Plan year ended December 31, 1997, this minimum amount was $3,500. Benefits are recorded when paid.

2.       SUMMARY OF ACCOUNTING POLICIES.

         BASIS OF ACCOUNTING

         The accompanying financial statements of the Plan are prepared using the accrual method of accounting.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

         RISKS AND UNCERTAINTIES

         The Plan provides for various investment options in mutual funds and other securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

         INVESTMENTS

         The Plan's investments in shares of registered investment company mutual funds and the Company stock are valued at the last quoted sales price on the last business day of the year. Investments in commingled trust funds are valued at estimated fair values according to methods selected in good faith by the trustee. Participant loans are valued at the unpaid amount of the loan which is estimated to approximate fair value.

         Purchases and sales of securities are reflected on a trade date basis. The basis for all securities sold is determined by average cost. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

         ADMINISTRATIVE EXPENSES

         The Company and the Plan pay for all administrative expenses of the Plan. The Company paid approximately $25,000 and $18,000 of administrative expenses on behalf of the Plan for the years ended December 31, 1998 and 1997.

3.       INVESTMENTS

         Investments at December 31 are as
         follows:

                                                                    1998                               1997
                                                      --------------------------------    -------------------------------
                                                        Fair Value           Units           Fair Value         Units
                                                        ----------           -----           ----------         -----
Investments, at fair value, as determined by
 quoted market price:

IR Stock Unit Fund                                      $ 4,959,051            508,505       $3,766,342          318,689
Fidelity Growth Company Fund                             10,495,138            205,706        7,723,237          178,283
Fidelity Intermediate Bond Fund                           3,714,732            361,707        3,211,509          315,783
Fidelity Value Fund                                       8,795,239            189,757        9,746,500          180,357
Fidelity Low-Priced Stock Fund                              842,790             36,883          513,457           20,432
Fidelity Diversified International Fund                     567,758             32,041          325,010           20,149
Fidelity U.S. Equity Index Fund                           2,788,369             63,430          996,401           28,485

Investments, at estimated fair value:

Interest-Bearing Cash Fund                                   72,095                             115,338
Managed Income Portfolio                                  4,566,597          4,566,597        4,386,183        4,386,183
Fidelity Retirement Government Money Market Portfolio     5,011,944          5,011,944        4,009,676        4,009,676
Participant Loans                                         2,600,858                           2,219,460
                                                        -----------                         -----------

                                                        $44,414,571                         $37,013,113
                                                        -----------                         -----------
                                                        -----------                         -----------

         Net appreciation (depreciation) in the value of investments for the years ended December 31, are summarized as follows:

                                                         1998               1997
                                                         ----               ----
         Common stock                                  ($318,530)         ($795,198)
         Mutual funds                                    669,099          1,066,833
         Commingled trust fund                               -                  (24)
                                                   --------------    --------------

             Net appreciation                           $350,569           $271,611
                                                   --------------    --------------
                                                   --------------    --------------

4.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The accounts of the participants affected by a partial or complete termination of the Plan are nonforfeitable and will be determined as of the termination date.

5.       TAX STATUS OF THE PLAN

         The Plan has obtained a favorable tax determination letter from the Internal Revenue Service dated February 26, 1998. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

         Under the provisions of Section 401(k) of the Internal Revenue Code, contributions to the Plan are not taxable until distributed to the participants.

                               SUPPLEMENTAL SCHEDULES

                       INTERNATIONAL RECTIFIER CORPORATION
                             RETIREMENT SAVINGS PLAN

           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1998

                                   ----------

Identity Of Issue                                                                   Cost            Current Value
-----------------                                                                   ----            -------------
Interest-Bearing Cash                                                                $72,095              $72,095

International Rectifier Stock Unit Fund                                            2,805,853            4,959,051

Fidelity Growth Company Fund                                                       9,732,162           10,495,138

Fidelity Intermediate Bond Fund                                                    3,652,020            3,714,732

Fidelity Value Fund                                                                9,661,242            8,795,239

Fidelity Low-Priced Stock Fund                                                       883,692              842,790

Fidelity Diversified International Fund                                              557,459              567,758

Fidelity Retirement Government Money Market Portfolio                              5,011,944            5,011,944

Managed Income Portfolio                                                           4,566,597            4,566,597

Fidelity U.S. Equity Index Fund                                                    2,411,759            2,788,369

Participant loans with interest rates ranging

     from 8.30% to 8.50%                                                                 -0-            2,600,858
                                                                                                      -----------

                                                                                                      $44,414,571
                                                                                                      -----------
                                                                                                      -----------

                       INTERNATIONAL RECTIFIER CORPORATION
                             RETIREMENT SAVINGS PLAN

                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                             AS OF DECEMBER 31, 1998

                                   ----------


Transactions in excess of 5% of current value of Plan assets at the beginning of the year are as follows:

SERIES OF TRANSACTIONS

                                              Total          Total           Total            Total
                                            Number Of      Number Of      Dollar Value     Dollar Value     Net Gain
Descriptions                                Purchases        Sales        Of Purchases       Of Sales        (Loss)
------------                                ---------        -----        ------------       --------        ------
International Rectifier Stock Unit
    Fund                                         224          170           $3,680,106      $2,212,110     ($127,661)
Fidelity Growth Equity Fund                      208          173            3,176,888       1,853,875       160,138
Fidelity Intermediate Bond Fund                  191          142            1,402,189         931,309         9,645
Fidelity Value Fund                              212          183            3,536,775       3,198,741        (3,211)
Fidelity Retirement Government Money
    Market Portfolio                             196          186            3,118,664       2,116,396             -
Managed Income Portfolio                         169          153            1,828,960       1,648,546             -
Fidelity  U.S. Equity Index Fund                 173           79            2,660,083       1,366,961       123,820


                                        13